UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated November 13, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  November 14, 2014

Exhibit No.	Description

1.	Press Release dated November 13, 2014

Exhibit 1

Jinpan International Reports Third Quarter 2014 Financial Results

* Third quarter revenue decreased 10.2% year-over-year to $61.8 million

* Third quarter operating income decreased 32.7% to $5.2 million, or 8.4% of sales

* Third quarter net income decreased 38.8% year-over-year to $4.3 million, or $0.26 per share

* Full Year 2014 net income expected to be in the range of $16.5 million to $17.0 million, or $0.99 to $1.02 per share

Carlstadt, N.J., November 13, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the third quarter ending September 30, 2014.

Third Quarter 2014 Results

Net sales for the third quarter were $61.8 million, a 10.2% decrease from $68.7 million in the same period last year.  The decline in sales during the quarter was due to delays in some of our customers’ projects along with decreased shipments to our OEM customers.

In the third quarter, China sales decreased 6.7% year-over-year to $54.7 million, or 88.5% of net sales, compared to $58.6 million, or 85.3% of net sales, in the same period last year. Sales outside of China for the quarter decreased 20.7% year-over-year to $7.1 million, or 11.5% of net sales, compared to $10.1 million, or 14.7% of net sales for the same period last year.

Sales to OEM customers decreased 24.8% year-over-year to $9.6 million, or 15.6% of net sales, compared to $12.8 million, or 18.6% of net sales in the same period last year.

Gross profit in the third quarter decreased 15.3% year over year to $20.2 million from $23.9 million in the same period last year.  Third quarter 2014 gross profit margin was 32.8%, compared to 34.8% in the prior year period. Gross margin for the quarter remained within our expected range.  The decrease from the same period last year was due to lower sales volume and a slightly more competitive pricing environment.

Selling and administrative expenses in the third quarter were $15.1 million, or 24.4% of net sales, compared to $16.2 million, or 23.5% of net sales in the same period last year.  Selling and administrative expenses decreased from the same period last year primarily due to lower sales volume, which more than offset increases in research and development spending.

Operating income for the third quarter decreased 32.7% to $5.2 million, or 8.4% of net sales, from $7.7 million, or 11.2% of net sales, in the same period last year.

Net income for the third quarter decreased 38.8% to $4.3 million, or $0.26 per diluted share, compared to $7.0 million, or $0.42 per diluted share, in the same period last year.  Third quarter net income, as a percentage of net sales, was 6.9% compared to 10.1% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “Our third quarter results reflect economic uncertainty within China’s economy which caused delays in some of our customers’ projects and impacted our shipments during the third quarter.  Sales to our OEM customers also declined during the quarter, reflecting lumpy shipment patterns to our largest wind energy customer.”

 “From a product standpoint, our sales continued to diversify.  Sales of our cast resin transformers were impacted most heavily by the customer project delays, while sales of our VPI transformers and reactors increased year-over-year.  Sales of switchgear and unit substations were roughly flat with the second quarter of 2014, but were down compared to very strong sales in the third quarter of last year.”

 “Likewise, our OEM sales demonstrated diversification during the quarter.  Our OEM sales  declined compared to a very strong comparable period in the third quarter of last year.  This decline was due to a decrease in shipments to our largest OEM customer, which operates in the wind energy market.  We expect shipments to this customer will recover in the coming quarters.  Sales to our other OEM customers increased during the third quarter of 2014, as we began to ramp up shipments to one of our newest customers.”

“China’s current economic environment presents some challenges, but it is one that we have anticipated and we believe our product quality, technology leadership, production capability, and sales reach position us to compete favorably. Customer orders for the third quarter and year-to-date reflect double-digit growth compared to the comparable periods in 2013.  We expect our shipment cycle will normalize as economic uncertainty diminishes and our customers regain confidence to proceed with their projects.”

 “At the end of September, our backlog equaled $127 million, up 21.0% from the same period last year and up 6.7% from the second quarter of 2014.”

Balance Sheet

As of September 30, 2014, the Company had $17.9 million in cash and cash equivalents, restricted cash, and short term investments, compared to $30.8 million as of December 31, 2013. The Company’s accounts receivable on September 30, 2014 totaled $147.5 million, compared to $144.6 million as of December 31, 2013.   Total bank loans outstanding at September 30, 2014 were $29.6 million, compared to $43.1 million at December 31, 2013.

Financial Outlook

For the full year 2014, the Company projects revenue and earnings growth of approximately 0% to 3% compared to 2013.   Net sales are expected to be in the range of $226 million and $233 million and net income is expected to be in the range of $16.5 million and $17.0 million, or $0.99 to $1.02 per share.  This earnings guidance excludes expenses associated with the proposed going private transaction.

Recent Developments

On September 22, 2014, the Company announced that its Board of Directors has received a preliminary, non-binding proposal letter dated September 21, 2014 from Li Zhiyuan, the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer and FNOF E&M Investment Limited (collectively, with Mr. Li, the “Buyer Parties”), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Parties in a going private transaction for $8.80 per common share, subject to certain conditions (the “Proposal”).

The Company’s Board of Directors formed a committee of independent directors (the “Special Committee”) on September 26, 2014 to evaluate the Proposal.  The Special Committee has retained a legal counsel and a financial advisor. The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal. No assurance can be given that the Proposal, or any other transaction, will be consummated.  The Company does not intend to disclose developments regarding these matters unless and until its Board of Directors determines there is a need to update the market.

Conference Call Information

Jinpan’s management will hold a conference call on Thursday, November 13, 2014, at 8:30 a.m. ET.   Listeners may access the call by dialing 1-888-417-8533 (toll free) or 1-719-325-2354 (international).  A webcast of the conference call will also be available via http://public.viavid.com, with event ID: 111770.  A replay of the call will be available through November 20, 2014 by dialing 1-877-870-5176, access code 1537527.

ABOUT JINPAN INTERNATIONAL

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income (unaudited)
For the Three and Nine Month Periods Ended September 30, 2014

	Three months ended		Nine months ended
	September 30		September 30

	2014	2013	2014	2013
(In thousands, except number of shares and per share data)	US$	US$	US$	US$

Net sales	61,762	68,743	168,789	162,579
Cost of Goods Sold	(41,524)	(44,853)	(113,747)	(106,572)
Gross Margin	20,238	23,890	55,042	56,007

Operating Expenses
Selling and administrative	(15,055)	(16,187)	(41,484)	(41,541)
Operating income	5,183	7,703	13,558	14,466

Interest Expenses	(607)	(579)	(1,826)	(1,341)
Other Income	658	1,209	1,621	1,856
Income before income taxes	5,234	8,333	13,354	14,981

Income taxes	(965)	(1,357)	(2,283)	(2,482)
Net income after taxes	4,269	6,976	11,070	12,499

Other comprehensive income (loss)
Foreign currency translation adjustment	(7)	(12)	5	(13)
Total comprehensive income	4,262	6,964	11,075	12,486

Earnings per share
-Basic	US$ 0.26	US$ 0.43	US$ 0.68	US$ 0.77

-Diluted	US$ 0.26	US$ 0.42	US$ 0.67	US$ 0.75

Weighted average number of shares
-Basic	16,232,178	16,216,704	16,232,178	16,216,704

-Diluted	16,630,653	16,609,978	16,640,885	16,603,938

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet
	(Unaudited)	(Audited)
	September 30, 2014	December 31, 2013
(In US$ thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	8,132	24,582
Restricted cash	1,147	1,316
Short-term investment	8,615	4,920
Notes receivable	11,630	15,802
Accounts receivable, net	147,492	144,606
Inventories, net	48,588	33,614
Prepaid expenses	9,677	4,204
Land use right	377	377
Deferred tax assets	2,415	2,119
Other receivables	8,064	6,891
Total current assets	246,137	238,431

Property, plant and equipment, net	73,557	75,601
Construction-in-progress	1,706	3,787
Land use right	14,491	14,840
Goodwill	13,693	13,818
Other assets	81	90
Deferred tax assets	34	34
Total assets	349,698	346,601

Liabilities and shareholders' equity
Current liabilities:
Short-term bank loans	3,529	11,101
Accounts payable	30,667	27,013
Notes Payable	14,222	10,498
Income tax payable	1,907	2,516
Advances from customers	17,951	14,207
Other liabilities	28,764	30,339
Total current liabilities	97,040	95,674
Commitments and contingencies
Long term liability:
Deferred Income	4,932	4,785
Long Term bank loans	26,119	31,998
Total Liabilities	128,091	132,457

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2014 and 2013		-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,418,456 in 2014 and 2013	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,997	37,693
Reserves	13,099	12,849
Retained earnings	145,742	136,874
Accumulated other comprehensive income	24,964	26,937
	221,876	214,427
Less: Treasury shares at cost,
Common stock –135,488 in 2014 and 138,306 in 2013	(268)	(283)
Total shareholders' equity	221,608	214,144
Total liabilities and shareholders' equity	349,699	346,601

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2014 (Unaudited)

	For the Nine Months Ended
	September 30
	2014	2013
(In thousands)	US$	US$

Operating Activities
Net Income	11,070	12,499
Adjustments to reconcile net income to
Net Cash provided by (used in ) operating activities:
Depreciation	5,301	4,759
Amortization of prepaid lease	212	278
Deferred Income Tax	(317)	(576)
Provision for doubtful debts	1,792	3,306
Loss/(gain) on disposal of fixed assets	-	-
Stock-based compensation Cost	304	105
Changes in operating assets and liabilities
Restricted Cash	158	(86)
Accounts Receivable	(6,004)	(26,769)
Notes Receivable	4,047	7,770
Inventories	(15,966)	(14,027)
Prepaid Expenses	(5,536)	(2,030)
Other Receivable	(1,233)	(1,455)
Accounts Payable	3,916	6,953
Notes Payable	3,837	2,519
Income Tax	(589)	1,029
Advance From customers	3,890	418
Other liabilities	(1,312)	2,903
Net Cash provided by ( used in ) operating activities	4,189	(2,404)
Investing activities
Purchases of property, plant and equipment	(1,257)	(5,492)
Proceeds from sales of property, plant and equipment	-	-
Payment for construction in progress	(620)	(6,590)
Sell of short term investment	54,533	42,159
Increase in short term investment	(58,289)	(36,851)
Receipt of government grant for new plant construction	191	885
Net Cash provided by ( used in ) investing activities	(5,442)	(5,889)
Financing activities
Proceeds from bank loan	9,860	23,633
Repayment of bank loan	(22,980)	(20,673)
Proceeds from exercised stock option	16	215
Dividend paid	(1,954)	(1,461)
Net Cash provided by ( used in ) financing activities	(15,058)	1,714
Effect of exchange rate changes on cash	(139)	301
Net increase/(decrease) in cash and cash equivalents	(16,450)	(6,278)
Cash and Cash equivalents at beginning of year	24,582	18,510
Cash and Cash equivalents at end of year	8,132	12,232

Interest paid	1,292	1,849
Income Tax paid	3,187	1,587